# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HENRY SCHEIN INC, CIK 0001000228
CUSIP: 806407102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Date of event which requires filing of this statement: 08/06/2025
Amends the filing with accession number 0001140361-25-009053
Filed by CIK 0002060445
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300

## Reporting persons
- KKR Hawaii Aggregator L.P. (CIK 0002060445): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,321,010; shared voting power 0; sole dispositive power 15,321,010; shared dispositive power 0; aggregate amount beneficially owned 15,321,010 (12.6% of the class)
- KKR Hawaii Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,321,010; shared voting power 0; sole dispositive power 15,321,010; shared dispositive power 0; aggregate amount beneficially owned 15,321,010 (12.6% of the class)
- KKR North America Fund XIII SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 15,321,010; shared voting power 0; sole dispositive power 15,321,010; shared dispositive power 0; aggregate amount beneficially owned 15,321,010 (12.6% of the class)
- KKR Associates North America XIII SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 15,321,010; shared voting power 0; sole dispositive power 15,321,010; shared dispositive power 0; aggregate amount beneficially owned 15,321,010 (12.6% of the class)
- KKR North America XIII S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 15,321,010; shared voting power 0; sole dispositive power 15,321,010; shared dispositive power 0; aggregate amount beneficially owned 15,321,010 (12.6% of the class)
- KKR North America XIII Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 15,321,010; shared voting power 0; sole dispositive power 15,321,010; shared dispositive power 0; aggregate amount beneficially owned 15,321,010 (12.6% of the class)
- MH Sub I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- Indigo Intermediate Co II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- IB Aggregator II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Indigo Aggregator III GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas Fund XII (Indigo) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Associates Americas XII AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Americas XII AIV GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 388,370; shared voting power 0; sole dispositive power 388,370; shared dispositive power 0; aggregate amount beneficially owned 388,370 (0.3% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 15,709,380; shared voting power 0; sole dispositive power 15,709,380; shared dispositive power 0; aggregate amount beneficially owned 15,709,380 (13% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,709,380; shared voting power 0; sole dispositive power 15,709,380; shared dispositive power 0; aggregate amount beneficially owned 15,709,380 (13% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,709,380; shared voting power 0; sole dispositive power 15,709,380; shared dispositive power 0; aggregate amount beneficially owned 15,709,380 (13% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,709,380; shared voting power 0; sole dispositive power 15,709,380; shared dispositive power 0; aggregate amount beneficially owned 15,709,380 (13% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 15,709,380; shared voting power 0; sole dispositive power 15,709,380; shared dispositive power 0; aggregate amount beneficially owned 15,709,380 (13% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 15,709,380; sole dispositive power 0; shared dispositive power 15,709,380; aggregate amount beneficially owned 15,709,380 (13% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 15,709,380; sole dispositive power 0; shared dispositive power 15,709,380; aggregate amount beneficially owned 15,709,380 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HENRY SCHEIN INC
Address of issuer's principal executive offices: 135 Duryea Road, Melville, New York (NY), 11747
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission on March 17, 2025, as amended by Amendment No. 1 to Schedule 13D filed on May 6, 2025, and as amended by Amendment No. 2 to Schedule 13D filed on May 16, 2025 (as so amended, the "Schedule 13D"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Henry Schein, Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 13, 2025, KKR Hawaii Aggregator L.P. entered into a total return swap (the "June Swap") with a third-party financial counterparty. On June 16, 2025, the initial hedge period was completed, and the number of notional shares of Common Stock covered by the Swap was set at 57,348 shares of Common Stock and the notional price per share was determined to be $71.07. Pursuant to the June Swap, KKR Hawaii Aggregator L.P. has the right to acquire, and the counterparty has the obligation to deliver to KKR Hawaii Aggregator L.P., an aggregate of 57,348 shares of Common Stock.

The source of funds that will be used to acquire the reported shares of Common Stock is expected to come from capital contributions of the Reporting Persons and/or their respective partners, members and other affiliates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of Schedule 13D is hereby amended and restated as follow:

The response of the Reporting Persons to rows 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

The Reporting Persons beneficially own an aggregate of 15,709,380 shares of Common Stock, representing approximately 13.0% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons' beneficial ownership consists of: (i) 15,321,010 shares of Common Stock held directly by KKR Hawaii Aggregator L.P., and (ii) 388,370 shares of Common Stock held directly by MH Sub I, LLC. Calculations of the Common Stock beneficially owned are based on an aggregate of 121,268,398 shares of Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2025.

KKR Hawaii Aggregator GP LLC (as the general partner of KKR Hawaii Aggregator L.P.), KKR North America Fund XIII SCSp (as the sole member of KKR Hawaii Aggregator GP LLC), KKR Associates North America XIII SCSp (as the general partner of KKR North America Fund XIII SCSp), KKR North America XIII S.a r.l. (as the general partner of KKR Associates North America XIII SCSp), KKR North America XIII Holdings Limited (as the sole shareholder of KKR North America XIII S.a r.l.), KKR Group Partnership L.P. (as the sole shareholder of KKR North America XIII Holdings Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by KKR Hawaii Aggregator L.P.

Indigo Intermediate Co II, LLC (as the sole member of MH Sub I, LLC), IB Aggregator II L.P. (as the sole member of Indigo Intermediate Co II, LLC, KKR Indigo Aggregator III GP LLC (as the controlling general partner of IB Aggregator II L.P.), KKR Americas Fund XII (Indigo) L.P. (as the sole member of KKR Indigo Aggregator III GP LLC), KKR Associates Americas XII AIV L.P. (as the general partner of KKR Americas Fund XII (Indigo) L.P.), KKR Americas XII AIV GP LLC (as the general partner of KKR Associates Americas XII AIV L.P.), KKR Group Partnership L.P. (as the sole member of KKR Americas XII AIV GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein as being held directly by MH Sub I, LLC as a result of such sole member, controlling general partner, general partner, sole shareholder, preferred stockholder or founding partner relationship, as applicable, but each disclaims beneficial ownership of such securities.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The response of the Reporting Persons to rows 7 through 10 on the cover pages of this Schedule 13D are incorporated by reference herein. See Item 5(a) above.
Transactions in the class effected during the past sixty days: Item 3 hereof, which is incorporated herein by reference, sets forth all transactions with respect to the shares of Common Stock effected during the past 60 days by any of the Reporting Persons. Except as otherwise set forth herein, no Reporting Person, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2, has engaged in any transaction in Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 6.

SWAP AGREEMENT

As previously disclosed, pursuant to the terms of the Partnership Agreement, KKR has the ability to purchase additional shares of Common Stock up to a total equity stake of 14.9% of the total outstanding Common Stock of the Issuer. On August 6, 2025, KKR Hawaii Aggregator L.P. entered into a total return swap (the "Swap") with Nomura Global Financial Products Inc. ("Nomura") that references 1,874,538 shares of Common Stock (the "Second Amended and Restated Share Swap Transaction Confirmation"). Pursuant to an irrevocable election by KKR Hawaii Aggregator L.P., settlement of the Swap will be made in physical shares of Common Stock in an amount to be determined at the end of Nomura's hedging period. In this regard, upon settlement of the Swap, (i) KKR Hawaii Aggregator L.P. will be obligated to pay to Nomura an amount per share of Common Stock as determined in accordance with the terms of the Swap, which is based on the price at which Nomura established its hedge position plus a financing charge and is subject to adjustment based on any dividends paid in respect of the Common Stock during the term of the period received by the counterparty on such shares of Common Stock during the term of the Swap, and (ii) Nomura will be obligated to deliver to KKR Hawaii Aggregator L.P. the specified number of shares of Common Stock. Until the settlement date, the Swap does not give the Reporting Persons, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Common Stock referenced by the Swap.

The description of the Second Amended and Restated Share Swap Transaction Confirmation contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description
99.3 Powers of Attorney
Exhibit D Second Amended and Restated Share Swap Transaction Confirmation, dated August 6, 2025, by and between KKR Hawaii Aggregator L.P. and Nomura Securities International, Inc., as Agent for Nomura Global Financial Products Inc.

## Signatures
- KKR Hawaii Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Hawaii Aggregator GP LLC, its general partner (08/08/2025)
- KKR Hawaii Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- KKR North America Fund XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., GP of KKR Associates North America XIII SCSp, its general partner (08/08/2025)
- KKR Associates North America XIII SCSp: /s/ Christopher Lee, Christopher Lee, Authorized Signatory, KKR North America XIII S.a r.l., its general partner (08/08/2025)
- KKR North America XIII S.a r.l.: /s/ Christopher Lee, Christopher Lee, Authorized Signatory (08/08/2025)
- KKR North America XIII Holdings Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- MH Sub I, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (08/08/2025)
- Indigo Intermediate Co II, LLC: /s/ B. Lynn Walsh, B. Lynn Walsh, Secretary (08/08/2025)
- IB Aggregator II L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Indigo Aggregator III GP LLC, its controlling general partner (08/08/2025)
- KKR Indigo Aggregator III GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- KKR Americas Fund XII (Indigo) L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, GP of KKR Associates Americas XII AIV L.P., its general partner (08/08/2025)
- KKR Associates Americas XII AIV L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, KKR Americas XII AIV GP LLC, its general partner (08/08/2025)
- KKR Americas XII AIV GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (08/08/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (08/08/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/08/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/08/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/08/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/08/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (08/08/2025)